Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver Announces Filing of 2017 Audited Annual Financial Statements

Vancouver, B.C. - March 22, 2018 - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAAS) (the "Company")
has filed its 2017 audited annual financial statements and related management’s discussion and analysis (the “Statements”), together with its 2017 Annual Information Form (the “AIF”), with the applicable Canadian securities regulatory authorities on SEDAR. The Company has also filed the Statements and the AIF with the United States Securities and Exchange Commission on EDGAR by way of its Annual Report on Form 40-F. These documents are available on the Company’s website at www.panamericansilver.com.

About Pan American Silver
Pan American Silver is the world’s second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large silver reserves and growing production. We own and operate six mines in Mexico, Peru, Argentina and Bolivia. Pan American maintains a strong balance sheet, has an established management team with proven operating expertise, and is committed to responsible development. Founded in 1994, the Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 1